Mail Stop 3561

August 10, 2006

Mr. Karl Redekopp
Chief Financial Officer
International Commercial Television, Inc.
10245 Sunrise Place NE
Bainbridge Island, WA

> **Re: International Commercial Television, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **File No. 0-49638**

Dear Mr. Redekopp:

    We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated July 26, 2006. Our review resulted in the following additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2005

1. As previously requested, in connection with responding to our comments, please provide, in writing, a statement acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

2. In your responses to comments 4, 5, 6, 7, 10, 12, 14, 16, 17, 18, 19, 20 and 21 in our letter dated July 6, 2006 you indicate that your disclosures have been

revised. However, it does not appear that you have filed an amendment containing the revisions. Please advise.

Item 6. Management's Discussion and Analysis or Plan of Operation, page 14

3. We have reviewed your response to comment 2 in our letter dated July 6, 2006. We note that you did not include a discussion of the potential effects of adopting accounting standards which have been issued but not yet adopted because the impact on your financial statements is not expected to be material. Yet, in Note 1 under the section titled "Stock Options," you disclose that you expect the adoption of SFAS 123R to have a material impact on your financial statements. As such, at a minimum, we would expect you to have a discussion of the potential effects of adopting SFAS 123R. Please revise accordingly.

Plan of Operation; Liquidity and Capital Resources, page 16

4. We have reviewed your response to comment 3 in our letter dated July 6, 2006. We continue to believe that the guidance provided in footnote 1 to paragraph 20 of APB 26 is applicable to the forgiveness of accrued interest. The term "extinguishment of liabilities," as used in APB 26, is defined in paragraph 16 of SFAS 140. As you have been legally released as the primary obligor under the accrued interest liability, such liability has been extinguished based on paragraph 16(b) of SFAS 140. As such, the forgiveness of interest represents the extinguishment of a liability between related entities, as contemplated by footnote 1 to paragraph 20 of APB 26. Therefore, please revise your accounting to characterize the forgiveness of interest as a capital transaction.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Advertising Costs

5. We have reviewed your response to comment 9 in our letter dated July 6, 2006. Based on the description of advertising expenses provided in paragraphs .22 through .24 of SOP 93-7, it appears that your "Media and Production " expenditures represent advertising expenses. As such, please revise your disclosure to include the total amount charged to "Media and Production" expense for each income statement presented in accordance with paragraph .49(c) of SOP 93-7.

Stock Options

6. We have reviewed your response to comment 11 in our letter dated July 6, 2006. Please revise your disclosure regarding the adoption of SFAS 123R to indicate that estimated compensation expense for 2006 relates to stock options expected to be granted. In addition, please disclose the general terms of awards under the option plan, such as vesting requirements, the maximum term of options granted and the number of shares authorized for grants of options. This additional disclosure should also be reflected in Form 10-QSB filed on May 19, 2006.

Note 3. Financial Instruments

7. We have reviewed your response to comment 12 in our letter dated July 6, 2006. You state that you will revise the borrowing rate in your disclosure; yet, you do not address whether you will disclose the fair value of the note payable. As such, as previously requested, please disclose the fair value of the note payable based on a borrowing rate of zero.

Note 4. Commitments and Contingencies

8. We have reviewed your response to comment 13 in our letter dated July 6, 2006. As defined in paragraph 78 of FASB Concepts Statement 6, revenues are inflows from delivering or producing goods, rendering services, or other activities that constitute an entity's ongoing major or central operations. Based on disclosures you provided in the business section, it appears your ongoing major or central operations are to acquire the rights to products and to sell these products via infomercials. It does not appear that you are in the business of acquiring rights to products and selling those rights. The sale of your rights to TwinTech™ and the termination of your relationship with COC do not appear to be either an ongoing part of your business or relate to your major or central operations. As such, we continue to believe the $800,000 termination payment represents non-operating income. In this regard, please explain in significantly greater detail why this payment represents revenue or revise accordingly.

Note 9. Segment Reporting

9. We have reviewed your response to comment 15 in our letter dated July 6, 2006. Changing the classification of "net sales" to "net infomercial and product sales" does not meet the requirements of paragraph 37 of SFAS 131. In accordance with such guidance, please disclose revenues for each product and service or each group of products and services separately. In doing so,

please refer to the product categories you have disclosed in the business section.

Form 10-QSB for Fiscal Quarter Ended March 31, 2006

Notes to the Consolidated Financial Statements, page 6

Note 1. Summary of Significant Accounting Policies, page 6

10. We have reviewed your response to comment 19 in our letter dated July 6, 2006. Please tell us what services were performed during the period ended June 30, 2006 that will result in recognition of stock-based expense related to outstanding stock options held by non-employees. Please also tell us how you are recognizing cost of stock-based services when performance has not yet occurred and why your accounting treatment complies with the guidance in EITF 96-18.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence, Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant